November 2, 2010

Via EDGAR Submission

Mr. Mew

Mr. Babula

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	Cost Plus, Inc.

Form 10-K for Fiscal Year Ended January 30, 2010

Filed April 6, 2010

Form 10-Q for the Quarterly Period Ended July 31, 2010

File No. 000-14970

Dear Mr. Mew and Mr. Babula:

This letter responds to the comments raised in your letter dated October 19, 2010 regarding your review of the above referenced Company filings. For your convenience, we have repeated your comments and have responded following each comment with the additional information requested, and where necessary, with the actions we propose to take in future filings. The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in all future filings with the Securities and Exchange Commission, as applicable.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

1.	We note that you appear to have high merchandise inventory levels at January 30, 2010, and January 31, 2009. We also read your overview discussion highlighting the current challenging retail environment, the fiscal 2009 comparable store sales decrease of 7.1%, and your inventory writedown of $9 million was recorded in fiscal 2008. Further, you discuss reducing your fiscal 2009 net loss by controlling inventory purchases. Lastly, we read your Item 2.02 Form 8-K dated March 25, 2010 in which you state, “[n]et sales for the fourth quarter ended January 30, 2010 were $320.0 million, a 4.6% decrease from the $335.4 million in net sales for the fourth quarter ended January 31, 2009.” We have the following comments:

Comment

In future filings beginning with your next Form 10-Q, please ensure that your analysis of results of operations provides transparency into the impact of any significant inventory liquidations to provide better context around any decreases in your gross margin. Please also discuss and quantify any significant inventory writedowns and, to the extent material and if possible, address your current expectations for further declines in gross margin or writedowns for the remainder of the fiscal year. To the extent that declining gross margins are more prevalent for certain brands, please address this in your MD&A analysis as part of providing investors insights of your business through the eyes of your management.

Response

For fiscal 2009 and the first half of fiscal 2010, we had no material inventory liquidations or writedowns to disclose. In addition, we do not expect to have any material or significant inventory liquidations for the remainder of fiscal 2010. We acknowledge your comment and in future filings should the Company incur or expect to incur any such significant inventory liquidations or writedowns, the Company will provide more transparency into their impact on gross margin. All products sold by the Company are sold under the Cost Plus World Market brand. Therefore, since the Company has only one brand we do not include a gross margin discussion by brand in our MD&A.

Comment

Please expand your Critical Accounting Policy on inventory to more specifically address any significant estimates related to your use of the retail inventory method. In this regard, address how sensitive changes in the estimates behind significant assumptions (merchandise markup, markdowns, and shrinkage etc.) used under the retail inventory method could result in different inventory valuations. Refer to Section V of our Release No. 33-8350.

Response

The proposed additional disclosure for future filings based on the Form 10-K for the fiscal year ended January 30, 2010 is as follows, with new language indicated by underlined text:

Inventories are stated at the lower of cost or market with cost determined under the retail inventory method (“RIM”), in which the valuation of inventories at cost and gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. The Company’s use of the RIM results in valuing inventories at lower of cost or market as markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as gross margin.

Physical inventories are conducted annually during the second fiscal quarter to calculate actual shrinkage and inventory on hand. Estimates are used to charge inventory shrinkage for the remaining quarters of the fiscal year. Consideration is given to a number of quantitative factors, including anticipated subsequent markdowns and aging of inventories. To the extent that actual markdowns are higher or lower than estimated, the Company’s gross margins could increase or decrease and, accordingly, affect its financial position and results of operations. A significant variation between the estimated provision and actual results could have a substantial impact on the Company’s results of operations. Management does not believe there is a reasonable likelihood of a material change in the assumed factors used to create the estimates the Company uses to calculate its ending inventory under RIM. The Company’s RIM utilizes multiple departments in which fairly homogeneous classes of merchandise inventories having similar gross margins are grouped. Management believes that the Company’s RIM provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market. Inventory costs also include certain buying and distribution costs related to the procurement, processing and transportation of merchandise.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (510) 808-9119 with any follow up questions you may have.

Regards,

/s/ Jane L. Baughman
Jane L. Baughman
Executive Vice President,
Chief Financial Officer